UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Tax-Free Fixed Income Fund II for Puerto Rico Residents, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

87678E107
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200
Guaynabo, Puerto Rico 00968

(770) 777-9373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

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*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Ocean Capital LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 2,548,019	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 2,548,019	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,548,019		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%[1]		
14	TYPE OF REPORTING PERSON OO		

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[1]   The percentages used herein are calculated based upon 30,866,054 shares of common stock outstanding as of March 31, 2023, as disclosed in the Issuer's semi-annual certified shareholder report (the "Shareholder Report") filed on Form N-CSRS with the Securities and Exchange Commission on June 1, 2023.

1	NAME OF REPORTING PERSON William Heath Hawk		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC, PF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 2,709,608[1]	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 2,709,608[1]	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,709,608[1]		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%[2]		
14	TYPE OF REPORTING PERSON IN		

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1 Consisting of (i) 161,589 shares held in a joint account of Mr. Hawk and his spouse and (ii) 2,548,019 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.

2 The percentages used herein are calculated based upon 30,866,054 shares of common stock outstanding as of March 31, 2023, as disclosed in the Shareholder Report.

1	NAME OF REPORTING PERSON Roxana Cruz-Rivera		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON Brent D. Rosenthal		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON José R. Izquierdo II		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON Ethan A. Danial		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 627,637[1]	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 627,637[1]	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 627,637[1]		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%[2]		
14	TYPE OF REPORTING PERSON IN		

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1 Consisting of 627,637 shares held by RAD Investments, LLC, which Mr. Danial, as one of its managers, may be deemed to beneficially own.
2 The percentages used herein are calculated based upon 30,866,054 shares of common stock outstanding as of March 31, 2023, as disclosed in the Shareholder Report.

The following constitutes Amendment No. 7 ("Amendment No. 7") to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the "SEC") on December 21, 2021, as amended by the Amendment No. 1 filed on December 30, 2021, Amendment No. 2 filed on January 7, 2022, Amendment No. 3 filed on April 28, 2022, Amendment No. 4 filed on June 7, 2022, Amendment No. 5 filed on November 21, 2022 and Amendment No. 6 filed on September 14, 2023 (collectively, the "Schedule 13D"). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby supplemented to add the following paragraph:

Between September 27, 2023 and November 9, 2023, RAD Investments, LLC purchased 57,684 shares of Common Stock on the open market at an average price of $0.72 per share of Common Stock, for a total cost of $42,021.22 (inclusive of broker fees). The shares of Common Stock were purchased with the general working capital of RAD Investments, LLC and are deemed beneficially owned by Mr. Danial in his capacity as one of the managers of RAD Investments, LLC.

Item 4. PURPOSE OF TRANSACTION

Item 4 is hereby supplemented to add the following paragraph:

Ocean Capital intends to nominate director candidates to stand for election to the Board and submit business proposals for consideration by the stockholders at the Issuer's 2024 annual meeting of stockholders.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

(a) – (c) The aggregate percentage of shares of Common Stock reported to be owned is based upon 30,866,054 shares of Common Stock outstanding as of March 31, 2023, as disclosed in the Shareholder Report.

A. Ocean Capital LLC

(a) As of the close of business on December 4, 2023, Ocean Capital beneficially owned 2,548,019 shares of Common Stock.

Percentage: Approximately 8.3%

(b) 1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,548,019

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,548,019

(c) The transactions in the shares of Common Stock by Ocean Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B. William Heath Hawk

(a) As of the close of business on December 4, 2023, Mr. Hawk beneficially owned 2,709,608 shares of Common Stock.

Percentage: Approximately 8.8%

(b) 1. Sole power to vote or direct vote: 0

    2. Shared power to vote or direct vote: 2,709,608

    3. Sole power to dispose or direct the disposition: 0

    4. Shared power to dispose or direct the disposition: 2,709,608

(c) The transactions in the shares of Common Stock by Mr. Hawk during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C. Roxana Cruz-Rivera

(a) As of the close of business on December 4, 2023, Ms. Cruz-Rivera beneficially owned 0 shares of Common Stock.

  Percentage: 0.0%

(b) 1. Sole power to vote or direct vote: 0

    2. Shared power to vote or direct vote: 0

    3. Sole power to dispose or direct the disposition: 0

    4. Shared power to dispose or direct the disposition: 0

(c) The transactions in the shares of Common Stock by Ms. Cruz-Rivera during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D. Brent D. Rosenthal

(a) As of the close of business on December 4, 2023, Mr. Rosenthal beneficially owned 0 shares of Common Stock.

  Percentage: 0.0%

(b) 1. Sole power to vote or direct vote: 0

    2. Shared power to vote or direct vote: 0

    3. Sole power to dispose or direct the disposition: 0

    4. Shared power to dispose or direct the disposition: 0

(c) The transactions in the shares of Common Stock by Mr. Rosenthal during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E. José R. Izquierdo II

(a) As of the close of business on December 4, 2023, Mr. Izquierdo beneficially owned 0 shares of Common Stock.

  Percentage: 0.0%

(b) 1. Sole power to vote or direct vote: 0

    2. Shared power to vote or direct vote: 0

    3. Sole power to dispose or direct the disposition: 0

    4. Shared power to dispose or direct the disposition: 0

(c) The transactions in the shares of Common Stock by Mr. Izquierdo during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F. Ethan A. Danial

(a) As of the close of business on December 4, 2023, Mr. Danial beneficially owned 627,637 shares of Common Stock.

Percentage: Approximately 2.0%

(b) 1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 627,637

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 627,637

(c) The transactions in the shares of Common Stock by Mr. Danial during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d) The dividends from the 2,548,019 shares of Common Stock beneficially owned by Ocean Capital, and any proceeds from the sale of such shares, become assets of Ocean Capital. The dividends from the 627,637 shares of Common Stock beneficially owned by Mr. Danial, which are owned directly by RAD Investments, LLC, and any proceeds from the sale of such shares, become assets of RAD Investments, LLC.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 5, 2023


Ocean Capital LLC

By: /s/ William Heath Hawk
Name: William Heath Hawk
Title: Managing Member

/s/ William Heath Hawk
William Heath Hawk

/s/ Roxana Cruz-Rivera
Roxana Cruz-Rivera

/s/ Brent D. Rosenthal
Brent D. Rosenthal

/s/ José R. Izquierdo II
José R. Izquierdo II

/s/ Ethan A. Danial
Ethan A. Danial


[SIGNATURE PAGE TO SCHEDULE 13D/A – FUND II]

SCHEDULE A

TRANSACTIONS IN THE FUND'S SECURITIES DURING THE LAST 60 DAYS

ETHAN A. DANIAL

Nature of the Transaction	Securities Purchased (Sold)	Price Per Share ($)	Date of Transaction
Purchase of Common Stock	16,196*	0.7023	11/8/2023
Purchase of Common Stock	20,435*	0.7020	11/8/2023
Purchase of Common Stock	3,000*	0.6905	11/9/2023

* Represents transactions made on the open market by RAD Investments, LLC, shares of which Mr. Danial, as one of its managers, may be deemed to beneficially own

Other than as disclosed in this Schedule A, there was no transaction in shares of Common Stock by the Amended Reporting Persons during the past sixty days.